                                         Filed with the Securities and Exchange
                                                  Commission on October 6, 2000

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


----------------------------------
                                                  AMENDMENT NO. 1 TO THE
In the Matter of                                   INTERIM CERTIFICATE

Conectiv                                                    OF

File No. 70-9069                                       NOTIFICATION

(Public Utility Holding Company                    PURSUANT TO RULE 24
Act of 1935)
                                                 Filed on August 30, 2000
----------------------------------


This Amendment No. 1 to the Certificate of Notification pursuant to Rule 24 (18 C.F.R. Section 250.24) is filed by Conectiv, a Delaware corporation, in connection with the following transactions proposed in Post-effective Amendments Nos. 3 and 4 to Conectiv's Form U-1 Application-Declaration as previously amended by Amendments Nos. 1 through 4 and Post-effective Amendments Nos. 1 through 5, (the "Application-Declaration") filed under the Public Utility Holding Company Act of 1935, as amended (the "Act"), and authorized by the order of the Securities and Exchange Commission (the "Commission") dated December 16, 1998 (the "Order"), which supplemented the order of the Commission dated February 25,1998 in this file:



         On June 16, 2000 and June 20, 2000, Delmarva Services Company, a subsidiary of Conectiv, sold 127,750 shares of the common stock of Chesapeake Utilities Corporation, a publicly traded utility company. These sales represented the divestment of the entire position of Delmarva Services Company in the common stock of Chesapeake Utilities Corporation.


         The transactions described above were carried out in accordance with the terms and conditions of, and for the purposes requested in, the Application-Declaration, and in accordance with the terms and conditions of the Supplemental Orders.

                                    SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this document to be signed on their behalf by the undersigned thereunto duly authorized.


DATE:                                 Conectiv
                                      Conectiv Energy Supply, Inc.
                                      Delmarva Capital Investments, Inc.
                                      Conectiv Services, Inc.
                                      Conectiv Solutions, LLC
                                      Delmarva Services Company
                                      Conectiv Communications, Inc.
                                      Atlantic Generation, Inc.
                                      Atlantic Southern Properties, Inc.
                                      ATE Investment, Inc.
                                      Binghamton General, Inc.
                                      Binghamton Limited, Inc.
                                      Pedrick General, Inc.
                                      Vineland Limited, Inc.
                                      Vineland General, Inc.
                                      ATS Operating Services, Inc.


October 6, 2000                       /s/Philip S. Reese
                                      ------------------
                                         Philip S. Reese
                                         Treasurer

                                      Thermal Energy LP I by its
                                      General Partner, Atlantic
                                      Jersey Thermal Systems,
                                      Inc.


October 6, 2000                       /s/Philip S. Reese
                                      ------------------
                                         Philip S. Reese
                                         Treasurer